Exhibit 99.8
Oct 19, 2005 Media Interviews on the Financial Performance of Wipro Limited for the quarter ended September 30, 2005
CNBC
Interviewee:
•	Suresh Senapaty — Executive Vice President, Finance & CFO

•	Sudip Banerjee, President — Enterprise Solutions

•	Girish Paranjpe, President — Financial Solutions

•	Dr A L Rao, President — Technology Solutions & COO

•	Suresh Vaswani, President — Wipro Infotech, Technology Infrastructure Services, Global Testing Services & Enterprise Application Services
CNBC Correspondent
Welcome back. After Infosys and TCS, the third big boy of Indian IT has come out and kept the pace. Very strong double digit growth in both revenues and in bottom line. We have got the top management of Wipro with us now. Suresh Senapaty, Chief Financial Officer of Wipro is with us, as are Sudip Banerjee, Chief of Enterprise Solutions, and Girish Paranjpe, who heads the BFSI Practice. Thanks very much gentlemen for joining in.
Suresh, let me start with you, can you break up the strong volume growth that you have seen in the quarter in the IT services side particularly, tell us where they have come from?
Suresh Senapaty
If you actually look, the overall growth rate in dollar terms has been about 8% in our global IT services business, and in rupee terms it is more than 9%. This is about USD 430.7 against the guidance of about USD 422 million. Very good, satisfying, robust growth. The growth was primarily driven by financial solutions which grew double digit, technology services,which again grew double digit. If you look at it from a practice perspective, again technology infrastructure support services had a double-digit growth, testing had a double-digit growth. From a geography perspective, Europe had a double-digit growth. So the overall growth has been very decent. Growth is primarily coming from volume. In terms of the pricing, we had a little dip, that was after several quarters of price increase — we have seen in the past several quarters, including in quarter one — primarily because of a risk reward deal that we did. You saw a correction of that as we had stated last time that quarter two will see that correction. We had seen a 2.2% increase in the onsite rates, which got tapered off with –2.1, which means taking it back to the similar position two quarters back. So overall we see fair amount of stability in the pricing though we saw the correction because of that deal that we talked about.Going forward, I think you have seen that the volume growth has been ___which leads to the guidance that we have, which is about US $463 million approximately. This is about 7.5% sequential growth despite higher number of holidays in the current quarter.
CNBC Correspondent
Suresh, can you put the margin picture in perspective? We have seen about a 30 basis point jump in margins, could you take us through the various pulls and pressures and how the operating margin picture panned out in this quarter.
Suresh Senapaty
Sure, I think the volume growth has definitely helped us in terms of getting value out of the SG&A expenses that we have done. We had of course a hit vis-a-vis the utilization drop because we had the highest head count increase of 4575 net in the IT services. By saying highest ever, I mean, we had highest recruitment in quarter one, and that got broken in quarter two. In terms of the man month added/ billed it has been the highest so far. And so far as the utilization goes, though there is a dip, I think overall we improved on our bulge mix. On the exchange we had some amount of advantage compared to the last earlier quarter, and net-net I think despite the price correction that happened, we have been able to expand the operating margin by about 40 basis points. Going forward, we think that the operating margin will be fairly sustainable in a narrow band.In quarter three, we will be giving compensation increase which would be impact the quarter earnings. Only the offshore compensation increase will happen in quarter three, which is effective November 1, 2005, which is on an average about 12%. This will impact about 1.5, but we think going forward the kind of levers we have, whether it is utilization, whether it is onsite-offshore mix or the bulge mix, or the savings that we will have now on the visa fees — which will not be there in quarter three and four in line with the quarter one and two - we think we will be able to sustain the operating margin in a narrow range.
CNBC correspondent
Girish, you have been the star performer in this quarter.Take us through where the growth has come in from and whether this is kind of sustainable volume growth which you are seeing and whether new clients are kicking in with this growth or you are seeing ramp up from existing large BFSI clients?
Girish Paranjpe
Thank you so much. I think we have benefited from several factors. One is relatively benign economic environment, where our clients are doing well and they are eager to spend on technology and related services, which gives us an opportunity to help them. The other is strong customer sponsorship, so we have been able to ramp up our existing relationship pretty strongly. Underlying all that is outstanding delivery performance because, you know, the client may have an appetite to spend but unless we are able to meet their expectations and in some cases exceed them, it is difficult to continue to have this momentum. Since we have had fairly consistent growth over the last seven or eight quarters, I only feel that we have strong momentum on our side.
CNBC Correspondent
What about the BPO arm, because the revenues are flat, but your margins have actually improved a little bit sequentially. You made the point about margins being sustainable for the entire range, but for the BPO space as well, are you on track?
Suresh Senapaty
I think the operating margin in the BPO part of the business improved by about 400 basis points. That is what we have talked about that the house is being put to order in terms of certain operational efficiencies being driven, some of the transitions that is being handled. I think the expansion of operating margin that we saw in the last quarter, we expect it to be sustained going forward. Like we stated, the revenue growth will continue to be muted for few more quarters till such time we get back to our trajectory of growth. We have been able to enhance the share of the non-voice by about 1% and going forward you will see more of that change happening, which means the mix of non-voice will go up. So our focus is on non-voice, our focus is on the technology help desk where from a IT services perspective, we deal with level 3 and level 4, and in the BPO we deal with level 1 and level 2, so it becomes a completely synergistic value added service so far our customers are concerned.
So I think, the plan that we set out for ourselves on the BPO side is that we continue to be doing well. Some of the wins that we have got has been very good. We have got a $40 million large deal order which is combined IT as well as BPO on an end to end service delivery perspective, and we have got a deal on the SMA on the side, we have got a deal on the procurement services side. So, I think, net-net we are finding very good traction there and we are fairly optimistic that we will be able to go forward on the plan going forward.
CNBC Correspondent
Sudip, morning. Put the enterprise solutions part into perspective for us. What sort of growth did you see? Are you also targeting a double digit growth for the next quarter?

Sudip Banerjee
In the enterprise solution space, two of our verticals had strong double digit growth, which is the technology and media vertical, and the energy and utilities vertical, and we think that both of them are in a very strong double digit growth. We have the huge customer additions in both those verticals. We had a total of 14 customer additions in the enterprise solutions, and like Suresh mentioned on an overall basis this has been our best ever quarter in terms of the person months, billed person months additions. So some of the effect of that will certainly flow through into the third quarter and our guidance is reflective of some of that numbers. So, yes, I think we are on a very strong wicket and the momentum at this point in time, particularly for quarter three, which has a number of holidays, is strong.
Suresh Senapaty
To supplement this, the number of customer adds has been very good at 37; the million dollar accounts run rates has gone up from 177 to 201. So that is very good achievement. And also if you look at customers which has a run rate of more than $10 million, it has gone up by 8 in the quarter two versus quarter one. I think that gives us the strong platform to be able to build on this.
CNBC Correspondent
First, let us go across and invite some other members of the Wipro top management. We have got Dr A. L. Rao, Chief Operating Officer and Suresh Vaswani, President of Wipro Infotech now joining us as well.
Morning to both of you. Dr. Rao if I could start with you, what is your sense of how Wipro will participate in some of the large deals which are being struck in the IT industry, because ABN Amro was a large deal, we had a Pearl Insurance deal by TCS, is Wipro seeing the possibility of participating in such large deals which are opening up for the sector?
A. L. Rao
The large deals typically involve integrated offering of services all the way from application development to transaction processing, as also infrastructure management. So, it typically involves integrated service offerings as well as it involves some amount of asset take over. As you know, our strategy going forward is in fact to offer integrated services. We are very strong in each of the segment, we are strong in ADM, application development and maintenance services. We are strong in infrastructure management. We are strong in BPO and transaction processing. So going forward, we will participate in these large deals and expect that we will have a good growth.
I would like Senapathy also to add.
Suresh Senapaty
Just to supplement, I think Wipro has been the lead in taking these big wins, whether we did the Lattice or the Lehman or the Shell. Plus from a services that Dr. Rao just now talked about — we are in the ADM, infrastructure support services, and the BPO — and some of the deals that we have already ; for 85% of the $5 million accounts we are offering more than 2 services. So from that perspective we are already in that game and we are looking at some such opportunities and we have the capability, so I think we are very strongly positioned to be able to deal with that.
CNBC Correspondent
So you are definitely in the running for the GM contract deal, what does that mean?
Suresh Senapaty
Well, GM is a strategic customer for us and as you know there is this 2006 deal being talked about and Wipro is perhaps the only strategic approved vendor for so far as General Motors is concerned participating in that program.

CNBC Correspondent
Help us get entire BPO business into perspective Suresh. We understand you opened another office in Eastern Europe, but this is mainly voice, is Wipro moving towards the ideal mix that it aims to have in terms of voice and non-voice? What sort of incremental growth is seen in BPO business.
Suresh Senapaty
Let me just correct you. when you talk about setting up a center in East Europe, it is not only to deal with voice but including non-voice, primarily to address the need of the European customers whether it is German, French. Because of the linguistic skill set we will be able to get there. So it is not necessarily only for voice and is also for transaction processing. It is a combination of both, including infrastructure support services from an IT perspective. So like I said we have improved the non-voice by about 1% point in quarter ending September compared to quarter ending June. Going forward you will see that mix going up. If you see the kind of wins that we are getting, it has been very good in transaction processing area and in IT help desk area. So we think going forward, we will be in that value added services in the voice as well as in the transaction processing. More and more of the deals you will see as an integrated offering in BPO and IT.
CNBC Correspondent
Okay. Quick word from you, Suresh Vaswani now. Could you sum up the Wipro Infotech’s performance in this quarter?
Suresh Vaswani
Wipro Infotech has had a solid quarter this quarter. We continue with the growth trends that we have been able to demonstrate in the last few quarters. Our revenue growth was 32% year on year and PBT and interest growth was of 36%. Our products business has done well at 36% year on year growth. Services showed 25% growth. And Asia Pacific and ME markets have grown at 27%. We have won close to 61 new contracts in the domestic and the Middle East and Asia Pacific markets, and two significant wins I thought I would speak about, and both of these are total outsourcing contracts that we won in the domestic market. one is Sanmar which is a large engineering group in South India. It is a comprehensive 10-year service contract that we have won in Sanmar, which covers all our service lines. It covers application development, package implementation, infrastructure management, process consulting, as well as asset provisioning. And on similar lines is the other win that we had, which again is an annuity 5-year contract covering infrastructure provisioning as well as infrastructure management. So to sum up, it has been a very good quarter for us last quarter.